UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: July 14, 2025

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.07 Submission of matters to a vote of Security Holders.

On July14, 2025, the Registrant held its Annual General Meeting of Shareholders. Approximately 85.4 % of shareholder’s attended the meeting in person or by proxy. All matters presented were approved by more than a majority of outstanding shares. The matters presented were as follows:

1.	Approval of the English language to be used for the annual accounts and annual reports of the Registrant. 31,976,839 Shares voted in favor, 0 shares voted against and 0 votes abstained.

2.	Adoption of the annual accounts of the year 2024. 31,976,739 Shares voted favor, 100 shares voted against and 0 votes abstained.

3.	Election and (re-)appointment of 2 Management Board members, namely Alon Raich and Gil Atzmon. 31,976,604 Shares voted in favor, 100 shares voted against and 135 votes abstained.

4.
Election and (re-)appointment of 7 members of the Supervisory Board, namely Menachem Atzmon, Ron Atzmon, Gail F. Lieberman, Frans van Westen, Ilan Nir, Aya Atzmon Wandersman and Alexander Trager-Lewis. 31,976,344 Shares voted in favor, 360 shares voted against and 135 votes abstained.

5.	Amendment of Articles of Association of the Registrant and authorization to have the deed of amendment executed. 31,976,354 Shares voted in favor, 200 shares voted against and 285 votes abstained.

6.	Appointment of independent auditors for the Registrant. 31,976,839 Shares voted in favor, 0 shares voted against and 0 votes abstained.

7.	Discharge from liability of the Management Board and the Supervisory Board. 31,976,154 Shares voted in favor 550 shares voted against and 135 votes abstained.

8.	Authorization to repurchase shares in the capital of the Company. 31,972,708 Shares voted in favor, 3,896 shares voted against and 235 votes abstained.

9.	Authorization to repurchase 3,000,000 Shares. 31,976,144 Shares voted in favor, 500 shares voted against and 195 votes abstained.

10.	Authorization to distribute share premium. 31,976,454 Shares voted in favor, 100 shares voted against and 285 votes abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. /S/ Alon Raich _______________________________________ Alon Raich, Managing Director & Chief Financial Officer

Dated July 14, 2025